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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                      ------------------------------------

                                (AMENDMENT NO. 8)

                             TALLEY INDUSTRIES, INC.
                            (Name of Subject Company)

                             SCORE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                        CARPENTER TECHNOLOGY CORPORATION
                                    (Bidders)
                      Series A Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468720
                      (CUSIP Number of Class of Securities)

               Series B $1 Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468730
                      (CUSIP Number of Class of Securities)

                     Common Stock, $1.00 Par value per share
           (Including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                                    87468710
                      (CUSIP Number of Class of Securities)
                      ------------------------------------
                                  JOHN R. WELTY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        CARPENTER TECHNOLOGY CORPORATION
                              101 WEST BERN STREET
                        READING, PENNSYLVANIA 19612-4662
                            Telephone: (610) 208-2000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                      ------------------------------------

                                 with a copy to:
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                 (215) 994-4000

                       ATTENTION: HERBERT F. GOODRICH, JR.
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         This Amendment No. 8 to the Schedule 14D-1 relates to a tender offer by
Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible
Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares"), of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibit (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997. The purpose of this Amendment No. 8 is to amend and supplement Item 11 of the Schedule 14D-1 as described below.


ITEM 11.          Material to be Filed as Exhibits.

         (a)(17) Text of Press Release issued by Parent on November 4, 1997.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.

                                        CARPENTER TECHNOLOGY CORPORATION


                                        By:   /s/ John R. Welty
                                             -----------------------------------
                                        Name:  John R. Welty
                                        Title:  Vice President, General Counsel
                                                    and Secretary

                                        SCORE ACQUISITION CORP.


                                        By:   /s/ John R. Welty
                                             -----------------------------------
                                        Name:  John R. Welty
                                        Title:  Secretary

Dated:  November 4, 1997